SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Centrais Eletricas Brasileiras S.A. August 28, 2025 This report does not constitute a rating action. Ratings Score Snapshot Credit Highlights Overview Key strengths Key risks Brazil’s largest electricity group, with about 44 gigawatts (GW) of installed power generation capacity (18% market share) and over 74,000 kilometers (km) of transmission lines (37% of the national grid). Leverage peak in 2025 amid elevated interest rates, higher dividends, and capital expenditures (capex) of about Brazilian real (R$) 12 billion per year in 2025-2026. Eletrobras derives more than half of its EBITDA from power transmission, under a stable regulatory regime, which brings predictability to EBITDA generation. High domestic interest rates will keep interest expenses costly because half of debt is at floating rates. Improving efficiency of operations and falling contingency risks post privatization. Guarantees provided to nonconsolidated companies and privatization obligations pressure adjusted credit metrics. Large and uncontracted energy position could represent an upside opportunity for long-term power purchase agreements (PPAs). As Eletrobras increases its exposure to the free energy market, it faces higher volatility risks in energy prices, which could impair cash flows. We expect Eletrobras' leverage to peak in 2025 following significant investments and dividends, and gradual deleveraging afterward. We consider investments of around R$12 billion annually in 2025-2026. Post its privatization in 2022, Centrais Eletricas Brasileiras S.A. – Eletrobras is prioritizing investments in its transmission networks, focusing on new projects, BB/Stable/-- Business risk: Financial risk: Highly leveraged Vulnerable Minimal Excellent Anchor Modifiers Group/ government Issuer credit rating Satisfactory Aggressive bb bb bb Primary Contact Bruno Ferreira, CFA Sao Paulo 55-11-3039-9798 Bruno.Ferreira @spglobal.com Additional Contacts Flavia M Bedran Sao Paulo 55-11-3039-9758 flavia.bedran @spglobal.com Julyana Yokota Sao Paulo 55-11-3039-9731 julyana.yokota @spglobal.com www.spglobal.com/ratingsdirect August 28, 2025 1 reinforcements, and upgrades. This should translate to additional annual permitted revenues (RAP) of more than R$2 billion in the next few years. At the same time, the regulator revised down payments from RBSE (Rede Básica do Sistema Existente) by approximately R$1.3 billion per year. The RBSE payments are indemnification payments for the nondepreciated portion of transmission assets renewed under Law 12,783/2013. As a result, and also due to the high interest burden, we expect negative free operating cash flow (FOCF) of R$5.5 billion-R$6.5 billion annually in the next two years, mostly covered by the company's sizable cash position of R$29.8 billion as of June 2025, although we believe Eletrobras may continue accessing the credit and capital markets opportunistically and for liability management. The negative FOCF, coupled with Eletrobras' announcement of a record dividends payment of R$8 billion in 2025, including the R$4 billion interim dividends related to 2025's results, will lead leverage to peak this year. We forecast net adjusted debt to EBITDA in the 5.0x-5.5x range and funds from operations (FFO) to debt around 10% in 2025, from our previous expectations of 10%- 12%. The negative effect of prolonged higher interest rates in Brazil will also impair the FFO-todebt ratio. We expect Eletrobras to begin gradually lowering leverage in 2026, with adjusted debt to EBITDA improving to slightly below 5.0x and FFO to debt between 12%-14%, and the same metrics around 4.5x and 15%-17% from 2027 onward. Lower leverage will be fostered by inflation adjustments in the transmission business, additional RAP from ongoing investments, and higher energy sales and prices in the free market, as Eletrobras migrates capacity from regulated quotas following the privatization process until 2027. Finally, expected increasing FFO reflects our view that interest rates should start receding in 2026 to 13%, from 15% in 2025. Eletrobras continues to focus on efficiencies and addressing contingent liabilities. Since privatization, the company has been working on simplifying its corporate structure, as well as upgrading technology and improving internal processes to enhance operating efficiency. Additionally, Eletrobras is negotiating its contingent liabilities, including its compulsory loan amounts, which decreased to R$12 billion as of June 2025, from R$17.3 billion in 2023. We forecast that compulsory loan payments, coupled with other contingencies, will lead to cash disbursements of R$3.8 billion per year in 2025-2026. Lower provisions and higher profits in the generation segment, along with efficiency gains in personnel, services, materials, and other expenses, should contribute to increased margins in the coming years. In 2025, we forecast EBITDA margins of 54%-55%, slightly below the 55.9% EBITDA margin in 2024, due to the downward revision of RBSE payments. We expect margins expected to grow to 60%-62% from 2026 onward. Conciliation with the federal government is ongoing. The lawsuit initiated by the federal government in 2023 about disputes in Eletrobras' privatization process has been settled and is now awaiting approval by the Supreme Court. As part of the agreement, Eletrobras is selling its remaining minority stake in Eletronuclear (36% voting, 68% capital), while it will exempt from making new capital contributions to finalize the construction of the nuclear plant Angra III. In exchange, the government secured expanded representation on Eletrobras' board of directors. It now holds three seats from two, out of 10 board members. Finally, the agreement ratifies the government’s 10% voting cap despite its 45.9% current ownership. Although the agreement increases government influence, considering its broader presence on the board, the agreement also allows Eletrobras to continue focusing on its core www.spglobal.com/ratingsdirect August 28, 2025 2 Centrais Eletricas Brasileiras S.A. businesses (power transmission and generation), reducing its exposure to the high investment needs of more than R$25 billion and execution risks of the Angra III project. Outlook The stable outlook reflects our view that Eletrobras should continue benefiting from its competitive position as the largest electricity utility in the country, with predictable cash flows, as over 50% its EBITDA comes from power transmission. In addition, we expect the company to successfully implement its R$12 billion investments annually in the next two years, leading to debt to EBITDA between 5.0x-5.5x in 2025 and slightly below 5.0x in 2026, and FFO to debt around 10% in 2025 and improving to 12%-14% in 2026. Downside scenario We could lower our ratings on Eletrobras in the next 12 months if we lower the rating on Brazil. Absent any sovereign rating action, a downgrade could result from weaker operational performance coupled with the company failing to capture efficiencies and settling its contingencies, leading to debt to EBITDA consistently above 5.5x and FFO to debt below 9%. That could happen, for instance, in a scenario of persistently low energy prices, while the company pursues a more aggressive investment plan or debt-financed acquisitions without offsetting cash flows, or if Eletrobras pursues a more aggressive dividend payout. Upside scenario An upgrade of Eletrobras in the next 12 months would rely on an upgrade of Brazil and an improvement in Eletrobras' stand-alone credit profile (SACP). We could revise upward Eletrobras' SACP if the company reduces its leverage more quickly than we expect, with adjusted debt to EBITDA below 4.5x and FFO to adjusted debt above 13% consistently, while it generates positive FOCF. That could happen if the company sells its uncontracted energy with long-term PPAs at favorable prices. In addition, we believe initiatives to settle contingency liabilities or sale of equity affiliates for which the company provides financial guarantees could strengthen Eletrobras' credit metrics. Our Base-Case Scenario Assumptions • Brazil's GDP to grow 2.2% in 2025, 1.7% in 2026, and 2.1% in 2027, according to our report: "Economic Outlook Emerging Markets Q3 2025: Tariffs' Direct Impact Is Modest So Far, But Indirect Effect Will Feed Through", June 24, 2025. • Brazil's average inflation of 5.1% in 2025, 4.5% in 2026, and 3.5% in 2027. • Brazilian central bank's average policy interest rates at 14.8% in 2025, 13.0% in 2026, and 9.5% in 2027. • Annual migration of 1.3 GW of assured energy of hydropower plants currently operating under the quota regime to independent regime, completing the transition by mid-2027. • A generation scaling factor (GSF) of 85% from 2025 onward, based on the reservoir's adequate capacity. www.spglobal.com/ratingsdirect August 28, 2025 3 Centrais Eletricas Brasileiras S.A. • Following the sale of its thermal plants, Eletrobras' assured energy volume including quota regime capacity is 17,200- 17,300 MW in the next few years. That and the GSF determine energy sale volumes. • We also incorporate energy purchases of about 2,000 MW in 2025, and between 1,100 MW and 1,200 MW from 2026 onward, and assume the company will sell its energy in both the regulated and free markets, following its commercial strategy after privatization. • Average spot price at R$180 per megawatt hour (MWh) in 2025 and R$150 per MWh in 2026 and beyond. • We forecast transmission revenues after taxes of about R$17.5 billion in 2025 and R$19 billion in 2026 and 2027. This amount includes roughly R$5.5 billion in annual compensation for nondepreciated transmission assets. • Capex of about R$12 billion per year in 2025-2026, and lowering to about R$8.5 billion in 2027, as the company reduces its transmission-related capex. • Cash disbursements related to contingencies, including compulsory loan payments of R$3.8 billion-R$3.9 billion annually in 2025-2026 and R$2.7 billion in 2027. • Contributions to the Energy Development Account (CDE) and for the revitalization of river basins, in line with the privatization framework, of R$2.9 billion in 2025, R$3.3 billion in 2026, and R$3.7 billion in 2027. • Dividend payment of R$8 billion in 2025, which Eletrobras has already paid. Half of the payments relates to 2024’s results, and the other half relates to 2025’s interim results. We assume dividends around R$400 million-R$500 million in 2026 and between R$1.3 billion and R$1.7 billion from 2027 onward, tied to our forecast for energy prices. • As of June 30, 2025, we adjust as debt R$3.7 billion in pension plan deficits, R$20.2 billion in financial guarantees provided to equity affiliates, and R$35.9 billion in contributions to the CDE. Key metrics Eletrobras - Centrais Eletricas Brasileiras S.A.--Forecast summary Period ending Dec-31-2021 Dec-31-2022 Dec-31-2023 Dec-31-2024 Dec-31-2025 Dec-31-2026 Dec-31-2027 Dec-31-2028 (Mil. BRL) 2021a 2022a 2023a 2024a 2025e 2026f 2027f 2028f Revenue 34,916 32,916 38,015 40,137 37,708 38,679 40,452 39,454 Gross profit 25,857 24,966 29,462 29,122 27,513 30,886 32,767 32,141 EBITDA (reported) 10,370 10,771 18,700 25,499 16,900 20,328 22,592 21,937 Plus: Operating lease adjustment (OLA) rent -- -- -- -- -- -- -- -- Plus/(less): Other (889) (355) 1,028 (3,050) 4,862 4,562 4,262 4,262 EBITDA 9,481 10,416 19,728 22,449 21,762 24,890 26,854 26,199 Less: Cash interest paid (2,545) (3,211) (5,173) (6,651) (9,523) (8,374) (6,539) (5,739) Less: Cash taxes paid (2,483) (2,607) (2,931) (1,488) (782) (859) (1,308) (1,686) Plus/(less): Other -- -- -- -- -- -- -- -- Funds from operations (FFO) 4,452 4,597 11,624 14,310 11,456 15,657 19,007 18,774 EBIT 15,149 11,300 20,162 24,863 20,102 21,740 22,966 22,205 Interest expense 4,352 5,510 7,573 7,316 9,523 8,374 6,539 5,739 Cash flow from operations (CFO) 8,231 9,276 8,243 12,386 5,169 6,355 9,370 10,757 Capital expenditure (capex) 2,692 3,239 7,390 7,386 11,600 12,300 8,500 7,200 Free operating cash flow (FOCF) 5,538 6,037 852 4,999 (6,431) (5,945) 870 3,557 Dividends 3,748 1,490 864 1,308 8,000 431 1,327 1,703 www.spglobal.com/ratingsdirect August 28, 2025 4 Centrais Eletricas Brasileiras S.A. Eletrobras - Centrais Eletricas Brasileiras S.A.--Forecast summary Share repurchases (reported) -- -- 1,967 115 -- -- -- -- Discretionary cash flow (DCF) 1,791 4,547 (1,979) 3,576 (14,431) (6,377) (456) 1,855 Debt (reported) 44,016 59,107 60,780 75,621 72,035 69,035 67,177 66,185 Plus: Lease liabilities debt 903 753 217 183 183 183 183 183 Plus: Pension and other postretirement debt -- -- -- -- -- -- -- -- Less: Accessible cash and liquid Investments (15,833) (22,933) (18,967) (35,524) (18,875) (8,286) (5,000) (5,000) Plus/(less): Other 29,883 58,984 60,503 60,112 59,976 59,154 57,556 55,936 Debt 58,968 95,911 102,534 100,391 113,319 120,086 119,916 117,303 Equity 76,417 111,029 112,465 122,000 118,228 124,670 132,858 140,789 FOCF (adjusted for lease capex) 5,538 6,037 852 4,999 (6,431) (5,945) 870 3,557 Interest expense (reported) 4,352 5,510 7,573 7,316 9,523 8,374 6,539 5,739 Capex (reported) 2,692 3,239 7,390 7,386 11,600 12,300 8,500 7,200 Cash and short-term investments (reported) 18,378 22,933 18,967 35,524 18,875 8,286 5,000 5,000 Adjusted ratios Debt/EBITDA (x) 6.2 9.2 5.2 4.5 5.2 4.8 4.5 4.5 FFO/debt (%) 7.6 4.8 11.3 14.3 10.1 13.0 15.9 16.0 FFO cash interest coverage (x) 2.7 2.4 3.2 3.2 2.2 2.9 3.9 4.3 EBITDA interest coverage (x) 2.2 1.9 2.6 3.1 2.3 3.0 4.1 4.6 CFO/debt (%) 14.0 9.7 8.0 12.3 4.6 5.3 7.8 9.2 FOCF/debt (%) 9.4 6.3 0.8 5.0 (5.7) (5.0) 0.7 3.0 DCF/debt (%) 3.0 4.7 (1.9) 3.6 (12.7) (5.3) (0.4) 1.6 Lease capex-adjusted FOCF/debt (%) 9.4 6.3 0.8 5.0 (5.7) (5.0) 0.7 3.0 Annual revenue growth (%) 11.2 (5.7) 15.5 5.6 (6.1) 2.6 4.6 (2.5) Gross margin (%) 74.1 75.8 77.5 72.6 73.0 79.9 81.0 81.5 EBITDA margin (%) 27.2 31.6 51.9 55.9 57.7 64.3 66.4 66.4 Return on capital (%) 10.9 6.6 9.6 11.4 8.9 9.1 9.2 8.7 Return on total assets (%) 8.2 4.9 7.5 8.9 7.2 8.1 8.4 7.9 EBITDA/cash interest (x) 3.7 3.2 3.8 3.4 2.3 3.0 4.1 4.6 EBIT interest coverage (x) 3.5 2.1 2.7 3.4 2.1 2.6 3.5 3.9 Debt/debt and equity (%) 43.6 46.3 47.7 45.1 48.9 49.1 47.4 45.5 Debt fixed-charge coverage (x) 2.2 1.9 2.6 3.1 1.0 1.6 2.0 2.2 Debt/debt and undepreciated equity (%) 43.6 46.3 47.7 45.1 48.9 49.1 47.4 45.5 All figures are adjusted by S&P Global Ratings, unless stated as reported. a--Actual. e--Estimate. f--Forecast. R$--Brazilian real. Company Description Eletrobras is Brazil's largest integrated electricity utility, with adjusted revenues of R$41.2 billion and EBITDA of R$22.5 billion in the last 12 months as of June 30, 2025. It operates in the power generation and transmission segments, with roughly 44.4 GW in installed capacity and 74,097 km of transmission lines. Since the privatization in June 2022, the government has 10% of voting rights (down from 72%) and 45.2% of total shares (down from 61% directly and indirectly). www.spglobal.com/ratingsdirect August 28, 2025 5 Centrais Eletricas Brasileiras S.A. Peer Comparison We selected Comision Federal de Electricidad (CFE), Colbun, and Companhia de Saneamento Básico do Estado de São Paulo (SABESP) as peers for Eletrobras because of their large scales and operations. Also, like Eletrobras, CFE and SABESP are government-related entities (GREs). CFE is the largest energy producer in Mexico and the sole company responsible for electricity transmission and distribution in the country. It benefits from an almost certain likelihood of government support if needed, given its continued role as a policy instrument. However, this dependence constrains its leverage and its SACP, which is currently 'b'. Colbun ranks as Chile’s second-largest power generator, holding about 14% market share in the first half of 2025 and operating over 5.0 GW of installed capacity. As Eletrobras advances its efficiency gains post-privatization, we expect it to deliver stronger operating margins than Colbun. This is because unlike Colbun, Eletrobras also participates in the transmission segment, which generally has higher margins. SABESP is the leading water and sewage utility in Latin America, serving 28.1 million people with water supply and 24.9 million with sewage services in the state of São Paulo. Although recently privatized, the state government retains an 18% stake in SABESP, and we continue to consider the company continues a GRE. While both SABESP and Eletrobras share similarities in terms of their transition to private control, Eletrobras operates with higher financial leverage than SABESP. Eletrobras - Centrais Eletricas Brasileiras S.A.--Peer Comparisons Eletrobras-Centrais Eletricas Brasileiras S.A. Comision Federal de Electricidad Colbun S.A. Companhia de Saneamento Basico do Estado de Sao Paulo Foreign currency issuer credit rating BB/Stable/-- BBB/Stable/-- BBB/Stable/-- BB/Stable/-- Local currency issuer credit rating BB/Stable/-- BBB+/Stable/-- BBB/Stable/-- BB/Stable/-- Period Annual Annual Annual Annual Period ending 2024-12-31 2024-12-31 2024-12-31 2024-12-31 Mil. R$ R$ R$ R$ Revenue 40,137 198,049 9,747 21,614 EBITDA 22,449 83,905 3,973 10,093 Funds from operations (FFO) 14,310 67,554 2,570 5,789 Interest 7,316 32,935 544 2,910 Cash interest paid 6,651 16,351 540 2,541 Operating cash flow (OCF) 12,386 54,444 2,338 6,840 Capital expenditure 7,386 31,442 1,460 7,466 Free operating cash flow (FOCF) 4,999 23,001 878 (626) Discretionary cash flow (DCF) 3,576 22,274 45 (1,555) Cash and short-term investments 35,524 39,011 4,795 5,382 Gross available cash 35,524 39,011 4,795 5,382 Debt 100,391 486,773 9,429 21,740 Equity 122,000 163,696 19,980 36,928 EBITDA margin (%) 55.9 42.4 40.8 46.7 Return on capital (%) 11.4 7.9 9.3 15.5 EBITDA interest coverage (x) 3.1 2.5 7.3 3.5 www.spglobal.com/ratingsdirect August 28, 2025 6 Centrais Eletricas Brasileiras S.A. Eletrobras - Centrais Eletricas Brasileiras S.A.--Peer Comparisons FFO cash interest coverage (x) 3.2 5.1 5.8 3.3 Debt/EBITDA (x) 4.5 5.8 2.4 2.2 FFO/debt (%) 14.3 13.9 27.3 26.6 OCF/debt (%) 12.3 11.2 24.8 31.5 FOCF/debt (%) 5.0 4.7 9.3 (2.9) DCF/debt (%) 3.6 4.6 0.5 (7.2) Business Risk In our view, Eletrobras' main business strengths stem from its dominant position as the largest generation and transmission utility in Brazil. The company's cash flow remains very stable and predictable because transmission and regulated generation contracts account for more than 50% of consolidated revenue. The company operates under an adequate regulatory framework, with annual tariff adjustments and growing demand, which should result in consistent revenue generation in the coming years. In the transmission segment, the company has been receiving RBSE payments under Law 12,783/2013, which were recently revised downwards by ANEEL by approximately R$1.3 billion per year, resulting in a total estimated RBSE contribution of R$5.5 billion annually through 2028. Despite this reduction, RBSE remains an important stabilizing component of the company's cash flows. In generation, Eletrobras has increased its exposure to the free energy market following the privatization, with annual migration of 1.3 GW of assured energy to the free market by 2027. While regulated contracts provides stable but relatively lower returns, especially under the quota regime, uncontracted capacity exposes the company to price volatility, but offers upside potential, as higher spot market prices can increase revenues beyond regulated levels. www.spglobal.com/ratingsdirect August 28, 2025 7 Centrais Eletricas Brasileiras S.A. As an example, the average price of quotas is about R$100/MWh, while regulated contracts awarded in auctions and in the free market are around R$220/MWh and higher than R$150/MWh, respectively, especially considering that energy spot prices are now above R$200/MWh, considering more risk-averse statistical models and operations in the Brazilian market. Consequently, Eletrobras balances predictable income from regulated contracts with the opportunity for higher margins through market-driven sales, which represent 35% and 65% of generation revenues in 2025, respectively. 2,423 1,266 3,498 3,597 3,148 9,549 7,000 5,000 1,049 3,639 6,732 2025 2026 2027 (Average MW) Uncontracted (midrange) Free market (midrange) Regulated market Quotas Hedged from GSF variation, second-quarter 2025 Eletrobras' energy balance Copyright © 2025 by Standard & Poor’s Financial Services LLC. All rights reserved. Source: Eletrobras' 2Q25 results presentation. Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 0 100 200 300 400 500 600 700 2020 2021 2022 2023 2024 2025 R$/MWh Energy spot prices in Brazil Copyright © 2025 by Standard & Poor’s Financial Services LLC. All rights reserved. Source: CCEE; S&P Global Ratings. www.spglobal.com/ratingsdirect August 28, 2025 8 Centrais Eletricas Brasileiras S.A. Financial Risk We incorporate in our financial analysis of Eletrobras its sizable capex plan of R$12 billion annually in 2025 and 2026, lowering to about R$8.5 billion in 2027 as the company reduces investments in transmission works. We don’t assume additional asset sales or acquisitions in our base case following the sale of six thermal assets to Eletronorte for R$2.6 billion to Ambar Energia (not rated) in May 2025, the asset exchange with Copel that added 300 MW of hydro capacity to the portfolio, and the acquisition of Eletronet’s 51% stake. However, we believe Eletrobras will continue evaluating opportunities to simplify its organization structure and to divest noncore assets. In terms of dividends, the company paid R$4 billion in the first half of 2025 related to 2024's results, and an additional R$4 billion in August 2025, related to 2025's interim results. As a result, we expect lower dividends payment in 2026 and, going forward, we expect the company to align dividend payments with profits mostly from the generation segment, as its cash flows will become more exposed to energy price swings. Management plans investments and dividends distribution on a five-year horizon, considering 3.0x-3.5x leverage in the generation business and 3.75x-4.25x leverage in the transmission business. Post-privatization, the company continues to prioritize investments in its transmission networks, focusing on reinforcements, upgrades, and efficiency improvements, while in generation, capex is primarily directed toward maintenance of existing assets. We also expect Eletrobras to actively participate in upcoming transmission auctions, supporting long-term growth and stable cash flows and EBITDA. In addition, Eletrobras has been implementing operational improvements and cost optimization measures, alongside organizational simplification, which support its long-term efficiency and profitability. We expect Eletrobras to repay its debt mostly with its cash position of about R$29.8 billion as of June 30, 2025, and to access credit markets only opportunistically. After raising approximately R$30 billion of debt in credit markets throughout 2024, including US$750 million international notes, in 2025 the company raised additional R$2.0 billion in new debentures. It amortized over R$5.8 billion in debt in the first half of 2025, reaching gross debt of R$70.3 billion, down from R$75.6 billion in December 2024. www.spglobal.com/ratingsdirect August 28, 2025 9 Centrais Eletricas Brasileiras S.A. Debt maturities Eletrobras - Centrais Eletricas Brasileiras S.A.--Financial Summary Period ending Dec-31-2019 Dec-31-2020 Dec-31-2021 Dec-31-2022 Dec-31-2023 Dec-31-2024 Reporting period 2019a 2020a 2021a 2022a 2023a 2024a Display currency (mil.) R$ R$ R$ R$ R$ R$ Revenues 30,429 31,392 34,916 32,916 38,015 40,137 EBITDA 14,033 13,621 9,481 10,416 19,728 22,449 Funds from operations (FFO) 6,997 8,382 4,452 4,597 11,624 14,310 Interest expense 4,996 4,183 4,352 5,510 7,573 7,316 Cash interest paid 3,651 1,701 2,545 3,211 5,173 6,651 Operating cash flow (OCF) (86) 4,199 8,231 9,276 8,243 12,386 Capital expenditure 2,020 2,397 2,692 3,239 7,390 7,386 Free operating cash flow (FOCF) (2,107) 1,802 5,538 6,037 852 4,999 Discretionary cash flow (DCF) (3,290) (792) 1,791 4,547 (1,979) 3,576 Cash and short-term investments 10,762 14,326 15,833 22,933 18,967 35,524 Gross available cash 10,762 14,326 15,833 22,933 18,967 35,524 Debt 73,023 69,199 58,968 95,911 102,534 100,391 Common equity 71,159 73,751 76,417 111,029 112,465 122,000 Adjusted ratios EBITDA margin (%) 46.1 43.4 27.2 31.6 51.9 55.9 Return on capital (%) 10.3 10.4 10.9 6.6 9.6 11.4 EBITDA interest coverage (x) 2.8 3.3 2.2 1.9 2.6 3.1 FFO cash interest coverage (x) 2.9 5.9 2.7 2.4 3.2 3.2 Debt/EBITDA (x) 5.2 5.1 6.2 9.2 5.2 4.5 FFO/debt (%) 9.6 12.1 7.6 4.8 11.3 14.3 OCF/debt (%) (0.1) 6.1 14.0 9.7 8.0 12.3 FOCF/debt (%) (2.9) 2.6 9.4 6.3 0.8 5.0 29.8 10.9 3.1 7.0 6.0 7.7 35.4 Short-term 2026 2027 2028 2029 2030+ (Mil. R$) Debt maturities Cash position As of June 30, 2025 Debt maturity profile Copyright © 2025 by Standard & Poor’s Financial Services LLC. All rights reserved. Source: S&P Global Ratings. www.spglobal.com/ratingsdirect August 28, 2025 10 Centrais Eletricas Brasileiras S.A. Eletrobras - Centrais Eletricas Brasileiras S.A.--Financial Summary DCF/debt (%) (4.5) (1.1) 3.0 4.7 (1.9) 3.6 Reconciliation Of Eletrobras - Centrais Eletricas Brasileiras S.A. Reported Amounts With S&P Global Adjusted Amounts (Mil. R$) Debt Shareholder Equity Revenue EBITDA Operating income Interest expense S&PGR adjusted EBITDA Operating cash flow Dividends Capital expenditure Financial year Dec-31-2024 Company reported amounts 75,621 121,863 40,182 25,499 22,249 7,316 22,449 12,386 1,308 7,386 Cash taxes paid - - - - - - (1,488) - - - Cash interest paid - - - - - - (6,651) - - - Lease liabilities 183 - - - - - - - - - Accessible cash and liquid investments (35,524) - - - - - - - - - Income (expense) of unconsolid. cos. - - - (2,503) - - - - - - Nonoperating income (expense) - - - - 3,161 - - - - - Noncontrolling/ minority interest - 137 - - - - - - - - Debt: Guarantees 22,627 - - - - - - - - - Debt: Workers comp/ self insurance 3,706 - - - - - - - - - Debt: Foreign currency hedges (1,059) - - - - - - - - - Debt: Contingent considerations 35,611 - - - - - - - - - Debt: Tax liabilities 159 - - - - - - - - - Debt: other (932) - - - - - - - - - Revenue: other - - (44) (44) (44) - - - - - COGS: other nonoperating nonrecurring items - - - 4,287 4,287 - - - - - EBITDA - Gain/(loss) on disposals of PP&E - - - (6) (6) - - - - - EBITDA: Fair value changes of contingent consideration - - - (160) (160) - - - - - www.spglobal.com/ratingsdirect August 28, 2025 11 Centrais Eletricas Brasileiras S.A. Reconciliation Of Eletrobras - Centrais Eletricas Brasileiras S.A. Reported Amounts With S&P Global Adjusted Amounts (Mil. R$) Debt Shareholder Equity Revenue EBITDA Operating income Interest expense S&PGR adjusted EBITDA Operating cash flow Dividends Capital expenditure EBITDA: Valuation gains/(losses) - - - (6,130) (6,130) - - - - - EBITDA: other - - - 1,506 1,506 - - - - - Working capital: Taxes - - - - - - - 1,488 - - Working capital: other - - - - - - - (10,093) - - OCF: Taxes - - - - - - - (1,488) - - OCF: other - - - - - - - 10,093 - - Total adjustments 24,770 137 (44) (3,050) 2,615 - (8,139) - - - S&P Global Ratings adjusted Debt Equity Revenue EBITDA EBIT Interest expense Funds from Operations Operating cash flow Dividends Capital expenditure 100,391 122,000 40,137 22,449 24,863 7,316 14,310 12,386 1,308 7,386 Liquidity We continue assessing Eletrobras' liquidity as adequate. We expect the group's sources of liquidity to exceed its uses by more than 20% comfortably in the next 12 months, supported by the company’s robust cash position of R$29.8 billion in the second quarter of 2025 and despite growing capex, higher interest expenses, and dividends. Despite its sizable cash position, we expect the company to continue accessing capital and debt markets opportunistically to finance its investment plan and for liability management. In our view this is possible thanks to Eletrobras’ sound relationships with banks and high standing in credit markets, as shown by roughly R$30 billion raised in new debt in 2024. hidden_sbs5fb85684bfde44ca802874f6fdc9bfb7 Principal liquidity sources • Cash and equivalents of R$29.8 billion as of June 30, 2025. • Cash FFO of around R$6 billion in the next 12 months from June 30, net of contingencies payments and CDE contributions. • New debt issuance of R$2 billion, already issued. Principal liquidity uses • Short term debt maturities of R$10.0 billion as of June 30, 2025. • Working capital outflows of R$1.0 billion in the next 12 months. • Capex of R$12 billion. • Dividends distribution of R$4.0 billion. hidden_sbs5fb85684bfde44ca802874f6fdc9bfb7 www.spglobal.com/ratingsdirect August 28, 2025 12 Centrais Eletricas Brasileiras S.A. Covenant Analysis Requirements The most restrictive financial covenant that the company must comply with is maximum net debt to adjusted EBITDA of 3.75x, although recent issuances have a 4.25x threshold. This is measured on an annual basis in December, and the calculation methodology is different from the credit metrics we consider because financial metrics related to the debt exclude guarantees provided to unconsolidated projects, CDE liabilities, and pension-related liabilities that we adjust in our analysis. In addition, the financial covenants' EBITDA includes financial assets related to transmission concessions. Therefore, the credit metrics we mention in this report don’t relate to our expectation of the company's covenant compliance. Compliance expectations We think Eletrobras will comply with this covenant with around 15%-20% cushion in the next two years, increasing to 25% in 2027. Environmental, Social, And Governance Environmental factors are a negative consideration in our credit analysis of Eletrobras because most of the company's generation capacity is exposed to hydrological risks. Social factors are a neutral consideration in our analysis of the company, since health and safety issues related to nuclear plants are no longer its responsibility. Control of Eletronuclear was transferred to ENBPar, which is government-owned. Despite a governance structure that caps each shareholder’s voting power at 10%, including the government, we view governance as a moderately negative factor in our credit analysis due to recent government initiatives to increase its influence over Eletrobras. The settlement agreement with the government formalizes the voting limit, but we will reassess our view once the agreement is approved by Brazil’s Supreme Court and there is a track record of the company operating independently at arm's length. Government Influence We view Eletrobras' likelihood of receiving extraordinary support from the government as high, considering the company's position as the largest electricity generation and transmission utility in Brazil. This backs its critical role and strong link to the government, which remains a major shareholder. Following the settlement agreement with the government, which formalizes the 10% voting cap despite the government’s 45.9% shareholding, we currently see limited incentives for direct interference in Eletrobras' operations. The company remains a critical player in Brazil's electricity sector, and any operational underperformance could have significant implications for the national power system and the broader economy. We will continue to monitor governance and operational independence as the agreement is approved and implemented and its effects on board decisions become observable. www.spglobal.com/ratingsdirect August 28, 2025 13 Centrais Eletricas Brasileiras S.A. Issue Ratings--Subordination Risk Analysis Capital structure We rate Eletrobras' senior unsecured notes below. As of June 30, 2025, Eletrobras reported R$70.3 billion of financial debt, of which R$16.6 billion was secured. Centrais Eletricas Brasileiras S.A. - Eletrobras Issue Maturity Rating 4.625% $750 million notes February 2030 BB 6.5% $750 million notes January 2035 BB Analytical conclusions Our ratings on the senior unsecured debts are at the same level as the issuer credit rating because debt issued by subsidiaries is mostly unsecured and guaranteed by the holding company, Eletrobras. The company's secured debt ratio is below 50% of its consolidated debt. Rating Component Scores Foreign currency issuer credit rating BB/Stable/-- Local currency issuer credit rating BB/Stable/-- Business risk Satisfactory Country risk Moderately High Industry risk Low Competitive position Satisfactory Financial risk Aggressive Cash flow/leverage Aggressive Anchor bb Modifiers Diversification/portfolio effect Neutral (no impact) Capital structure Neutral (no impact) Financial policy Neutral (no impact) Liquidity Adequate (no impact) Management and governance Moderately Negative (no impact) Comparable rating analysis Neutral (no impact) Stand-alone credit profile bb Related Criteria • Criteria | Corporates | General: Sector-Specific Corporate Methodology, July 7, 2025 • Criteria | Corporates | General: Methodology: Management And Governance Credit Factors For Corporate Entities, Jan. 7, 2024 • Criteria | Corporates | General: Corporate Methodology, Jan. 7, 2024 • General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2021 www.spglobal.com/ratingsdirect August 28, 2025 14 Centrais Eletricas Brasileiras S.A. • General Criteria: Group Rating Methodology, July 1, 2019 • Criteria | Corporates | General: Corporate Methodology: Ratios And Adjustments, April 1, 2019 • Criteria | Corporates | General: Reflecting Subordination Risk In Corporate Issue Ratings, March 28, 2018 • General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015 • Criteria | Corporates | General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014 • General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013 • General Criteria: Methodology: Industry Risk, Nov. 19, 2013 • General Criteria: Principles Of Credit Ratings, Feb. 16, 2011 Ratings Detail (as of August 28, 2025)* Eletrobras-Centrais Eletricas Brasileiras S.A. Issuer Credit Rating BB/Stable/-- Senior Unsecured BB Issuer Credit Ratings History 29-Aug-2024 Foreign Currency BB/Stable/-- 07-Apr-2020 BB-/Stable/-- 12-Dec-2019 BB-/Positive/-- 29-Aug-2024 Local Currency BB/Stable/-- 07-Apr-2020 BB-/Stable/-- 12-Dec-2019 BB-/Positive/-- *Unless otherwise noted, all ratings in this report are global scale ratings. S&P Global Ratings’ credit ratings on the global scale are comparable across countries. Issue and debt ratings could include debt guaranteed by another entity, and rated debt that an entity guarantees. www.spglobal.com/ratingsdirect August 28, 2025 15 Centrais Eletricas Brasileiras S.A. www.spglobal.com/ratingsdirect August 28, 2025 16 Centrais Eletricas Brasileiras S.A. STANDARD & POOR’S, S&P and RATINGSDIRECT are registered trademarks of Standard & Poor’s Financial Services LLC. S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. 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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.